UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PT Indosat Tbk

(Name of Subject Company (issuer))

Qatar Telecom (Qtel) Q.S.C.

as Offeror

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Series B Common Shares, par value Rp100 per share

American Depositary Shares, each of which represents fifty (50) Series B Common Shares,

par value Rp100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☑	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

The following is a press release issued by Qatar Telecom (Qtel) Q.S.C. on July 23, 2008:

Qtel issues clarification regarding its upcoming tender offer

Doha, July 23, 2008

Qatar Telecom (Qtel) Q.S.C. today issued a clarification regarding its upcoming tender offer for certain outstanding shares in Indosat, Indonesia’s second largest telecommunications company. Qtel is required to conduct the offer under Indonesian capital markets regulations.

According to the Company, Qtel is now actively engaged with the Indonesian authorities to determine the number of additional shares Qtel could acquire during its tender offer. The Company expects the issue to be resolved shortly and that the tender offer will be conducted normally during the summer.

On 24 June Qtel acquired a 40.8% controlling interest in Indosat for USD 1.8 billion.

About Qtel

Qatar Telecom (Qtel) is a diversified telecommunications group with three business lines including consumer telephony, consumer broadband and corporate managed services, and is committed to expansion in line with the company’s strategic vision of becoming a global top-20 telecommunications provider by the year 2020. Qtel is a full service telecommunications service provider in the state of Qatar. In addition, over the past 24 months, Qtel has expanded its geographic footprint from 2 to 16 countries within the Middle East and Asia. Since the most recent acquisition of 40.8% in PT Indosat, Qtel has expanded to 44 million subscribers.

Important Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series B Shares or ADSs of Indosat, and there shall be no purchase or sale of Series B Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Tender Offer has not yet been commenced. At the time of commencement of the Tender Offer, Qtel will file a tender offer statement with each of BAPEPAM-LK and the SEC with respect to the mandatory tender offer, and the Tender Offer will be made solely by such statements. U.S. holders of Series B Shares and ADSs of Indosat are strongly advised to read the tender offer statement and other relevant documents regarding the Tender Offer filed with the SEC when they become available because they will contain important information. U.S. holders of Series B Shares and ADSs of Indosat will be able to obtain copies of these documents when they become available free of charge at the SEC’s website (http://www.sec.gov).

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Forward-looking Statements

Statements contained in this document that are not historical facts may be “forward-looking” statements. To identify these forward-looking statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties related to the consummation of the contemplated transactions, our ability to achieve our objectives and to maintain quality, resilience and service support. We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.

For more information, visit: www.qtel.com.qa

•	For further information, please contact:

•	Jeremy Sell at +974-515-1233

•	Michael Hancock at +974-586-4924

•	Nick Swierzy at +974-559-9686

The following is the English language translation of an announcement in the Arabic language made by Qatar Telecom (Qtel) Q.S.C. in Doha, Qatar on July 23, 2008:

Qtel issues clarification regarding its upcoming tender offer

Doha July 23, 2008

Qatar Telecom (Qtel) Q.S.C. today issued a clarification regarding its upcoming tender offer for certain outstanding shares in Indosat, Indonesia’s second largest telecommunications company.

According to Qtel, its acquisition of a controlling interest of 40.8% in Indosat was finally concluded on 24 June for USD 1.8 billion. Under Indonesian capital markets regulations, Qtel is now required to conduct a tender offer for the remaining Indosat shares, other than the 14% block held by the Government of Indonesia.

Qtel is now actively engaged with the Indonesian authorities to determine the number of additional shares Qtel could acquire during its tender offer. The Company expects the issue to be resolved shortly and that the tender offer will be conducted normally during the summer.

About Qtel

Qatar Telecom (Qtel) is a diversified telecommunications group with three business lines including consumer telephony, consumer broadband and corporate managed services, and is committed to expansion in line with the company’s strategic vision of becoming a global top-20 telecommunications provider by the year 2020. Qtel is a full service telecommunications service provider in the state of Qatar. In addition, over the past 24 months, Qtel has expanded its geographic footprint from 2 to 16 countries within the Middle East and Asia. Since the most recent acquisition of 40.8% in PT Indosat, Qtel has expanded to 44 million subscribers.

For more information, visit: www.qtel.com.qa

For further information, please contact: Nick Swierzy at +974-559-9686

######

Important Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series B Shares or ADSs of Indosat, and there shall be no purchase or sale of Series B Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Tender Offer has not yet been commenced. At the time of commencement of the Tender Offer, Qtel will file a tender offer statement with each of BAPEPAM-LK and the SEC with respect to the mandatory tender offer, and the Tender Offer will be made solely by such statements. U.S. holders of Series B Shares and ADSs of Indosat are strongly advised to read the tender offer statement and other relevant documents regarding the Tender Offer filed with the SEC when they become available because they will contain important information. U.S. holders of Series B Shares and ADSs of Indosat will be able to obtain copies of these documents when they become available free of charge at the SEC’s website (http://www.sec.gov).